

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Ignacio Rosado
Chief Executive Officer
Nexa Resources S.A.
37A, Avenue J.F. Kennedy
L-1885, Luxembourg
Grand Duchy of Luxembourg

   Re: Nexa Resources S.A.
    Form 20-F for the Fiscal Year ended December 31, 2022
    Filed March 20, 2023
    File No. 001-38256

Dear Ignacio Rosado:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation